NYCE

2020 Report

Dear investors,

We began this journey in March of last year, right as COVID-19 lockdown hit, leaving finances, futures and families in shambles. Just prior to this, we had broken ground on TEMPLE I, our smart tech complex in Philadelphia. I decided to put out a video, sharing how we got to this point—and how others can, too!

Since then, it's been a wild ride and myself and the team behind could not be more excited and grateful for you being with us from the beginning. We've become the market leader in our niche, set records, helped thousands of people of color become first-time real estate owners—ALL the while bringing people of all colors, creeds, cultures together into our community.

I wake up each and every single day, dedicated to the mission of helping others become financially literate, purposeful about wealth building and providing them access they so long have been denied.

I've already shared this so many times, but the reality remains that in just a year, we:

Set a record for fastest real estate company to sell $1 million in SAFEs via Reg. CF

Completed TEMPLE I; began TEMPLE II

Acquired controlling stakes in over 1500 apartments

Grew our assets under management to over $200 million

Grew to nearly 3M followers between the cofounders across all social media channels

Launched our app, securing over 10K downloads and $1.4M in transactions—far exceeding other startups with tens of millions in venture capital funding

Built our TRIBE, our wealth-building community where everyone can get direct access to experts, coaches, advisors, lending and more

Endless partnerships with various stakeholders, all committed to furthering our mission of creating 100,000 millionaires by 2030

Of course, we can always be reached inside our TRIBE so make sure you join us there!

- Philip Michael

We need your help!

Join us inside the TRIBE. Take part in the events. Share the TRIBE with other like-minded folks. And let's continue to spread the sound principles of financial literacy. If you're already financially free and investing due to the investment thesis, participate and share your perspectives with the rest. This is how we advance, give back and create greater wealth access for all.

Sincerely,

Philip Michael

CEO

Our Mission

Our mission is to partner with 100K Millennial investors to collectively own $1B of real estate. Based on our current traction, we hope (but cannot guarantee) to pass $100M valuation in the next 12 months. Investors in the round will purchase a SAFE, which gives them the potential to own equity in NYCE Companies, Inc., which owns the subsidiaries purchasing the buildings—as well as the proprietary technology used to manage them.

See our full profile

How did we do this year?

Report Card

A+

The Good

- We acquired a controlling stake in over $210M of RE with another $50M of RE actively under development.
- We became a market leader, setting a record for the fastest real estate company to raise $1M via Reg. CF.
- We have grown our community to over 100,000 members

The Bad

- Certain lenders withdrew funding commitments for TEMPLE I due to COVID-19.
- TEMPLE I construction was delayed for a few weeks as lockdown policies continued to be developed.

2020 At a Glance

January 8 to December 31

$5,340,296
Revenue

-$115,755
Net Loss

$1,212,787
Short Term Debt

$1,868,792
Raised in 2020

$476,961
Cash on Hand
As of 12/31/20

We ❤️ Our
4247 Investors

Thank You For Believing In Us

Mig Kahn
Stephen Button
Joe Kirby III
Luke Novella
Miles Tyrone Leader
Glory Jayagaran
Donald Crenshaw
Jared Bolden
Zuri Bracy
Anthony P Hollan
La Monte Wayne Peters
Faisal Almalki
Sharina Moore
Deondria Bridges
Bruce Turnquest
Joseph Moise
Scott Cracknell
Jorge A Mendoza Barajas
Alex Kahn
Ibrahim Shiham Abdul Sa...
Florin Badita
Victor Manuel TORRES
Frederick Crawford
Reonda R. Silva
David Carrillo
TaShauna Horton
Shahrukh Panjwani
Ashok Sanghavi
Jaime Matus
Jason Chavez
Samuel Oppong
Travis Glasper
Joshua Jones
Jeremy Colon
Bryan Saint-Louis
Daniel Haywood
Wayne Redmond
William N Brown
Michael DUGAS
Luis Gonzalez
Gerald Vitatoe
Omar Bennerman
Heather Bradley
William Dillon
Shanequa Wood
Shiloh Cory
Cawanna Anise Reeves M...
Evolve Bac
Cindy Francis
Vincent Cheatham
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Eduardo Mateos
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Ana Reynoso
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Stephen Payne
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Michael Davis
Robin Jamison
Dasan ROBINSON
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Edwin Paula
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Kasper Budde
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Brian Jordan
Leslie Taylor
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Dennison Stone
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Kenneth M Harlan
Julien Guillaume
Melanie Adams
Stanley Springer
Babur Majid
Margaret Martinez
Hector Tijerino
Genera Hunter
Rodney Mitchell
Darin Lewis II
Alexander Gallego
Christian Neumann
Marbela Meh
Richard Fang
Shivagya Saini
Regina Rodriguez
Nahiem Hood
Bernadette Tillmon
Cassondra Wright
David Migdal
Ikiya Cade
Dwan Honey
Darrius Edward Littleton
Alison Grace ALLEN
Antonio Carothers
Miguel Gonzalez
David Scott Anderson
John Pettaway
Barbara Hatten
Kimberly N McBride
Alexander Levee
Adem Karagoz
Rexanne Kohler
Jared Riles
Nhi Nguyen
M. W.
Crystal Harris
Danny Howard
Nelson Cruz
Rebekah Francis
Jak Ob Jakobsen
Lylie King
Linn Rowell
Yael R. Rosenstock Gonza...
Jason Saeedi
Noreen Hollingsworth
Stijn De Wijs
Rodrick Ellis Loud DDS
Michael L Johnson
Theo SENATUS
Val Vincent
Stephanie McFarlane
Derald Christopher
Juvencio Isaac Islas Antu...
Musa Yatabarry
Oluwasegun Popoola
Gabby Rodriguez
Matthew Detrick
Roberto Contreras
Adonis Cooper
Selena Canales
Tanya Lockett
Nicolas W. Del Valle
Christopher Fowler
Chapman Appiah Obeng
Michael Kelley
Johnitta Clemons
Julia Wilhite
Kevin Philippen
Nivedita Gunasekaran
Jeremy Musni
Olugbemiga Aiyegbusi
Sajjad Heamni
Peter Camperos
Earnest McGee
Gary Vincent
Joel Bixenspanner
Carmen Johnson
Micheal Lewis
Briana Andrus
Brooks Janice
Jacob Sumner
Maxine J Small
Michelle Garcia
Cierra Crawford
James Cowan
Valdy Fleuriot
Jean Michel Caron
Shirnette Gosberry
Sherell Simone McLean
Daniel Sultan
Daniel Garcia
Joseph Chinedu
Emmanuel Cajou
Jessica LITTLEJOHN
Melissa Bacchus
Francis Oppon
Ledarris Ridley
Willie Bibbs
Gurpreet Sahni
Daniel Schwartz
Julie Johnson
Dion Smith
Adam Peek
W O
Brian Freeman
Brandy Brooks
Dale Langley
Karla Daniel
Teneka Thompson-Epps
David Burt
Victor M Anderson
Sunnie Williams
Liston Chimilio
Terry Stott
Jennifer Ouye
Johnny Adams
Liam Casey
Falana Thomas
Christina Macbeth

Michelle Moo Pow Ipad Pro
Jeffrey O'Brien
Giovonni Parks
Tonya Wortham
Andrew M Ambani
Howard Kohn
Raul Aldrete Jr
Roger Latterrll
Justin Helmcamp
Ross Blain
Cody Curtis
Sheena Philip
Mike Moretti
Michael Moretti
Gary W Fredericks
Elisha Johnson
Gary Roberts
Philip Ashcraft
Derek Hausladen
Gustave Linyong Sama
Jai Kuzis
Veronica Love
Joseph Parker
Calissa Ubi
Todd Herman
Michael A Narea
Daniel Hansen
Teresa Carr
Benjamin McKnight
Saud AL
Lucas Bernier
Sanjay Shah
Kristen Hatcher
A William Keller IV
James Coleman
Mordechai Cukier
Ronald Reed
Richard Cheaves
Ernest Wong
Clarence Nathan
Demetria Bennett
Tremayne Marshall
Clarence Rorie
Hope Maddox
Adam Hussain Mashraqui
Tony Bergstrom
Maxwell Campbell
David Migdal
Chandra Raphael
Jason Manske
Parker Smits
Leendert Vandenhove
Penny Pouvoir
John Broke
Ronnell Moore
Sonya Maria Cook
Norvin Anariba
Valshawn Stewart
Michael Gaeta
Cathy Formusa
Terry Forde
Jonathon Watt
Ralph Sander Metellus
Ken Wright
Erica Campos
Justin Edmond
Marci Wade
Tiffany Parr
Brandon Napoli
Yonna Nicole Shropshire
Olivia Newton
Amelia I Davis
Marquis Mattison
Steven Banilbo
K Murrell
Jaishree Autar
Lamar TURNER
Adeyemi Alabi
Santrice Pleasant
Randy Freedman
Yi Lin
Sara Perez
Kiran Kumar Garapati
Andy De La Vara
Tugs Oyun Davaadorj
Andrew Collins
Aditya Raje
Patrick Mullings
Chenise Whitehead
Duane Johnson
Brian Lester
Christopher Fowler
Brandis JOHNSON
Dawn Carter
Francesca Gregoire
Rilwan Olaseni Akinsemo...
Prince Aboagye Sarpong
Emiliano Estevez
Nicholas Mwesigye
Medjinah Tracy P Derival
Steph G
La Tanya Hurt
Lori LaCombe
Zavier Marshall
Sean Q Anderson
Tom Brooks
Allandra Mc Eachrane
Chantal Collins
Wayne G. Evans
Lois Towe
Juan Tarquino
Leon Jenkins
Britt Plattner
Kumara Velan Suppiah
Travis Sunkins
Michelle Santiago
Rebecca Urciuolo
Salmon Chaitika
Steven Brain
Lizeth Arango
Joseph Chinedu
Dedrick Weathersby
Gina Provante Gabor
Jonathan Gruner
Francis Oppon
Ledarris Ridley
Lipsa Sarangi
Edward Lovato
Robert Smith
Kim Willis
Brandy Barnette
Matthew Lozano
Marilyn Hackett
Kyle Johansen
Eve Sunshine
Pablo Eduardo Videla Fue...
Daniel Moss
Eddie Gonzalez
Fabio Castano
Marigold Villaruz
Alex Lukavenkau
Lynsey Turner
Alison Kram
Leonidas Gonzalez
Brenda Pettit Silva
Jonette Smart
Margaret Kinyanjui
Karthikeyan Gopal

Joye Smith
Yves Stewart
Joseph Cano
Imo Jeremiah
Terri Williams
Timothy Hill
Norrine McNelley
Kenneth McDonald
Drew Wilkinson
Tomas Lonsetteig
Iesha Banks
Moses Madavaram
Arvanitidis Christodoylos
Roderick Batts
Nancy Nunez
Martin Christensen
Jesper Kolze
Nagaprasanna Nagarajan
Kenneth Kristensen
Andy Sacks
Thomas J DeFreest
Grace S. Leung
Lars Jakobsen
Zion Parker
Scott Lenker
Sampad Mishra
Michael A Mazzarella
Dawid Potgieter
Sebastian Miranda
Jessica Merrell
John Weaver
Roy Keisuke Gonda
Tafara Muzenda
David Ortiz
Martika C Edwards
Duncan CHARLIE
Jorge Quezada

Kristen Daly
Stacy Thompson
Ronald Sanders
Nicole Cronauer
Martin Nesbitt
James A Ntambi
LaToya Ballah
Christa Wilson
Malik Mccray
Dajon Coleman
Iesha Banks
Ebony Santee
Arvanitidis Christodoylos
Monique Garner
Qu Bit
Jan V Larsen
Jesper Juulsen
Lilian Soogrim
Amritakar K Bajwa
Andy Sacks
Alex Dickson
Casey Wyder
Lily Dominguez
Freida C
Scott Lenker
Reyetta Ofilas
Zain Ul Abedin Khan
Tiara Rose-Davis
Jocelyn Greenlee
Raul Martinez
Scott Gibbard
Brent Somarsingh
Tafara Muzenda
Noah Alaerts
Izet Bektic
Robert Land
Brandon Neveaux

Robert Hawkins
Artisha Harrison
Cynthia Sultan
Michael Forgette
Ja'lisa Secka
Isaac Jerry Gainey
Kedrin Edwards
Peter Isler
Annesa L Lacey
Eureka Tansioco
Inacia Marie
Lynda Berry
Cordell Weybright
Monique Garner
Tajme Alam
Jena Seaton
Bente Ellekjaer Madsen
Christopher Alcantar
Toni Rose Golamco
P K
Daniel Levine
Eddy Chin
Anita Reese
Michelle Nailor Octave
Zamari Gunthrope
Anthony Veraldi
Giancarlo Lopez
Noel Nieves
Bill Johnson
Sonya Contreras
Mariana Carreira
Derek Sowell
Obi John Jojo
Saurabh Mittra
Jimmee Medina
Johnathan Davis
Lee Althea Griffith

Malyse Mckinnon
Oquendo Perez
Joshua Tullis
Stacy Ann Donegan
Ja'lisa Secka
Isaac Jerry Gainey
Cristian Torres
Jarrod Shutter
George Czajkowski
Guadalupe Ignacio Perez ...
Bharath Mohan
Isaac Yaw Boafo
Sarthak Bisht
Peterkin BOADU
Janelle Banks Kwasniak
Mark Kristiansen
Bente Ellekjaer Madsen
John RINALDI
Shaquille Walker
Edvard Manvelyan
Greg Backman
Andrew Larkin
Adan Ibarra
Nicolai Schmidt Nygaard
Satish Gunnu
Sachin Uttamchandani
Jason Piper
Tiffany Brown
Kimberly Miles
Andrew Burt
Zariyan Jiwani
Ruud Tevreden
Stanley Ezeorah
Claudio James Carrera
Keesha Gilmore
Sara Griley
Natasha James

Gilbert Fru
David Bush
Roger L Heymann
Gaudencio Pacheco
Jeremiah Norris
Jafari Milinga
Alrich Bessies
Teresa Elaine Smith
George Czajkowski
Rayapin Romy
Charmain McCray
Derek Bobbitt
Ronald Rhoden II
Pious Teah
Per Svensson
Brian Coon
Kim Engholt
Thomas Payotas
Sean Clymer
Gabriel Vasquez
Jan Obel
Brandon Biondo
Jing LUO
Martin Carlysle
Kaushal Thapa
Lavanya Pinnepalli
Ashlyn Beckum
Jake Zimmer
Leroy Mask
Sharae Pressley
Ron Stiell-Williams
Ethan David Solomon Ard
Kristof Terreur
Christopher Hamilton
Tim Wharry
Felix Abada
Web Chinduta

Alter Lieber
Kenneth Carter
Kurt Sanders
Joshua Rector
June Chatman
Keith Moore
Vasu Patel
Aileen Alontaga
Jowayne Emith
Alexander Brewer
Pierre Corneille Moka
Sharonda Lee
Heather Epps
Joselyn Carias
Birgitte Bryld
Ramiro Castro-Rodriguez
Indra J Heckenbach
Jan Mortensen
Sofia Smalls
Deanna Grant
Volkan Ayozturk
Jeanette Buchard Hansen
Kareem Thomas
Jennifer Barnes
Andrew Raseley
Lynda L Berry
Jeremy Somerville
Rothana Tan
Ali Kalu
Mark Lennon
Hansaben Thakkar
Kristina Lennon
Niels Soete
Juan D Puerta
Todd Iorio
Adam Vekony

Edwin Colon
M Junaid Mir
Vernelle Stapert
Wes Paterson
Cami Voorhies
Robert Alexander
Jodie Wood
Shari Lewis
Sterling Schuyler
Ali Al-Sammarraie
Jeremy Gold
Justin Kibir
Acie Gholston
Eric Van Ruyven Garcia R...
Martin Christensen
Jesper Kolze
Lene Andersen
Morten Aanaes
Rakesh B SASVIHALLI
Christian Larsen
Gaye Hallman
Mark Marlin
Andres Perez Torelli
Obafemi Ajayi
Mouna Mahouachi
Marcus Mason
Mark Hume
Cheyna ONeil
Kimberly Layne
Joseph William Sarni Jr
Adriana Ramirez
Andreas Petersen
Mj Abraham
Andrew McGinnis
Garrett Lauderdale
Sherell Simone McLean

Thank You!

From the NYCE Team



Philip Michael

CEO



Martin Braithwaite

Chief Vision Officer

Slapped with a $324M price tag, Martin Braithwaite is an FC Barcelona striker alongside Leo Messi. As CVO, Martin is responsible for the overall long-term vision of NYCE.



Vineet Kumar

Head, Creative & Digital

Vineet is the creative genius UI/UX force behind NYCE's all creative and digital assets, including all websites, social media, TRIBE™, and the NYCE app.



Nat Remy

Head, Business & Experience

Nat is the dynamic operational machine that oversees the daily workflow of NYCE and its assets, including our investor/member community, experience and strategic partnerships.



Arif Nezami

Head, Business Analytics & Finance

Arif is the resident genius responsible for analyzing and reviewing all projects, operational efficiencies and analytics. With Philip, Arif created NYCE's proprietary KPI Tracker.



Danny Cortenraede

Chief Commercial Officer/Advisor

Danny's responsible for partnerships and co-investments. A digital media pioneer, Danny built (and operates) the largest sports community online, overseeing a portfolio of 55M

overseeing a portfolio of [illegible] followers.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Nat Remy	Chief Experience Officer @ NYCE Companies, Inc.	2020
Philip Michael	CEO @ NYCE Companies, Inc.	2020

Officers

OFFICER	TITLE	JOINED
Nat Remy	Chief Experience Officer	2020
Philip Michael	CEO	2020

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
NYCE Group, Inc.	9,999,999 Common Stock	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2020	$396,000		Other
06/2020	$780,000		Other
08/2020	$692,792		4(a)(6)
	$453,230		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
New Liberty Towers LLC	05/01/2020	$396,000	$396,000	0.0%	11/01/2020	Yes
I Fund Cities, LLC	06/29/2020	$780,000	$0	9.75%	07/09/2021	

Related Party Transactions

Philip Michael - Director and Officer; Frede Christensen - Director and Officer: Dmitriy Ishimbayev - Board Member

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	9,999,999	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment. Risks Related to the Company's Business and Industry We are a newly formed entity with a limited operating history, which makes our future performance difficult to predict. We are a newly formed entity and have limited operating history. In making an investment decision, you should consider the risks, uncertainties and difficulties frequently encountered by newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on our business. There can be no assurance that we will achieve our investment objectives Our Manager has a limited operating history upon which you can evaluate their performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. Our Manager has a limited operating history and is just beginning to implement its business plan. There can be no assurance that we will ever operate profitably. Our manager may not be successful in attaining the objectives necessary for it to overcome the risks and uncertainties that any new company encounters. Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections. Uncontrollable events, such as the corona virus pandemic, political and social unrest, natural disasters, strikes, and/or riots can have a significant effect on our

business operations and revenue projections. Shelter-in-place orders, business closings, and economic uncertainties due to COVID-19 may adversely affect the Company's revenue projections and ability to make distributions and/or return investor capital. The amount of capital the Company is attempting to raise in this Offering is not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment. We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel. Damage to our reputation could negatively impact our business, financial condition, and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction. Our Property will be subject to the risks typically associated with real estate. Our Property will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes and floods;
- acts of war or terrorism, including the consequences of terrorist attacks;
- adverse changes in national and local economic and real estate conditions;
- an oversupply of (or a reduction in demand for) and the attractiveness of the Property to prospective tenants;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;
- costs of remediation and liabilities associated with environmental conditions; and;
- the potential for uninsured or underinsured property losses.

The value of the Property will be affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the Property. Many expenditures associated with the Property (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the Property. These factors may have a material adverse effect on the value that we can realize from the Property. Many factors impact the residential rental market, and if rents do not increase sufficiently to keep pace with rising costs of operations, our income and distributable cash will decline. The success of our business model depends, in part, on conditions in the residential rental market. Our acquisitions will be premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced. We anticipate involvement in a variety of litigation. We anticipate involvement in a range of legal actions in the ordinary course of business. These actions may include eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights and issues with local housing officials arising from the condition or maintenance of the Property. These actions can be time consuming and expensive. We cannot assure you that we will not be subject to expenses and losses that may adversely affect our operating results. We may not be able to sell the Property at a price equal to, or greater than, the total amount of capital we have invested in the Property, which may lead to a decrease in the value of the Securities. The value of the Property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase a Property. Such loss, would reduce the value of the Securities. We may be unable to renew leases or re-lease space as leases expire. If tenants do not renew their leases upon expiration, we may be unable to re-lease the vacated space. Even if the tenants do re-lease the lease or we are able to re-lease to a new tenant, the terms and conditions of the new lease may not be as favorable as the terms and conditions of the expired lease. If the rental rates for the Property decrease or we are not able to release a significant portion of our available and soon-to-be-available space, our financial condition, results of operations, cash flow, the market value of our Securities and our ability to satisfy our debt obligations and to make distributions to our Investor could be adversely affected. The actual rents we receive for the Property may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow. As a result of potential factors, including competitive pricing pressure in the residential rental market, a general economic downturn and the desirability of the Property compared to other, we may be unable to realize our estimated market rents for the Property. In addition, depending on market rental rates at any given time as compared to expiring leases in the Property, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates for the Property, then our ability to generate cash flow growth will be negatively impacted. We may be required to make rent or other concessions and/or significant capital expenditures to improve the Property in order to retain and attract tenants, generate positive cash flow or to make the Property suitable for sale, which

tenants, generate positive cash flow or to make the Property suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow. In the event there are adverse economic conditions in the real estate market which leads to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market, we may be more inclined to increase tenant improvement allowances or concessions to tents, accommodate increased requests for renovations and offer improvements or provide additional services to our tenants in order to compete in a more competitive leasing environment, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could adversely affect our financial condition, results of operations, cash flow and the market value of our Securities. Our dependence on rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our Investors. Our income will be primarily derived from rental revenue from the Property. As a result, our performance will depend on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants:

- delay lease commencements;

- decline to extend or renew leases upon expiration;

- fail to make rental payments when due; or

- declare bankruptcy.

Any of these actions could result in the termination of such tenants' leases with us and the loss of rental revenue attributable to the terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our Investors. We will engage in development, redevelopment or repositioning activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations. We intend to engage in development, redevelopment or repositioning activities and we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

- the availability and pricing of financing on favorable terms or at all;

- the availability and timely receipt of regulatory approvals;

- the potential for the fluctuation of occupancy rates and rents, which may result in our investment not being profitable;

- start up, development, repositioning and redevelopment costs may be higher than anticipated;

- cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and

- changes in the pricing and availability of buyers and sellers.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our Securities and our ability to satisfy our debt obligations and to make distributions to our Investors. Our Property may be subject to impairment charges. We will periodically evaluate our Property for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of the Property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent. If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which could adversely affect our financial condition and ability to pay distributions to our Investors. Any of our tenants, or any guarantor of a tenant's lease obligations, could be subject to a bankruptcy proceeding pursuant to Chapter 11 of the United States bankruptcy code. A bankruptcy filing by one of our tenants or any guarantor of a tenant's lease obligations would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. There is no assurance the tenant or its trustee would agree to assume the lease. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims.A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. A tenant or lease guarantor bankruptcy could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available to pay distributions to our Investors. Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow. The real property taxes on our Property may increase as property tax rates change or as the Property is assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our Securities and our ability to satisfy our principal and interest obligations and to make distributions to our Investors could be adversely affected. Uninsured losses relating to real property or excessively expensive premiums for insurance coverage, including due to the non-renewal of the Terrorism Risk Insurance Act of 2002, or the TRIA, could reduce our cash flows and the return on our Investors' investments. There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims. This risk is particularly relevant with respect to potential acts of terrorism. The TRIA, under which the U.S. federal government bore a significant portion of insured losses caused by terrorism, will expire on December 31, 2020, and there can be no assurance that Congress will act to renew or replace the TRIA following its expiration. If the TRIA is not renewed or replaced, terrorism insurance may become difficult or impossible to obtain at reasonable costs or at all, which may result in adverse impacts and additional costs to us. Changes in the cost or availability of insurance due to the non-renewal of the TRIA or for other reasons could expose us to uninsured casualty losses. If the Property incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our Investors' investments. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings

that would result in lower distributions to Investors. Additionally, mortgage lenders insist in some cases that multifamily property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not available at reasonable costs, if at all, our ability to finance or refinance the Property could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses. Climate change may adversely affect our business. To the extent that climate change does occur and affects the markets that we invest in, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for a property that we acquire. Should the impact of climate change be material in nature or occur for lengthy periods of time, the financial condition or results of operations for the Property would be adversely affected. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of the Property that we acquire in order to comply with such regulations Tenant relief laws may negatively impact our rental income and profitability. We may be involved in evicting residents who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will impose legal and managerial expenses that will raise our costs. The eviction process is typically subject to legal barriers, mandatory "cure" policies and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the home. Additionally, state and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing or restrict the landlord's ability to recover certain costs or charge residents for damage that residents cause to the landlord's premises. We and any property managers we hire will need to be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or by state or local law enforcement. We may be required to pay our adversaries' litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation. Real estate investments are relatively illiquid and may limit our flexibility. Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of the Property in the future will depend on prevailing economic and market conditions. Our inability to sell the Property on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations. The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions to our Investors and make additional investments. We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or FDIC, only insures amounts up to $250,000 per depositor per insured bank. We expect to have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000. Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income. The Property will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases/purchase agreements. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer. Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our Investors. Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns. The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our Investors and may reduce the value of your investment. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead- based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to our Investors. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our Investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previous owners did not know about the hazardous materials on the property. In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or our property manager and its assignees from operating the Property. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future

amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to Fair Housing Amendments Act of 1988 and the rehabilitation Act of 1973) may decrease cash available for distributions to our Investors. The Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. If the Property is not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows. A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations. Our Property may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our Investors. Deficiencies in our internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity. Effective internal control is necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal control will become more complex, and we may require significantly more resources to ensure our internal control remains effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity. The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately- held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations. We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations. Real estate investments are relatively illiquid and may limit our flexibility. Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of the Property in the future will depend on prevailing economic and market conditions. Our inability to sell the Property on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations. Our business and results of operations are affected by the performance of the property market where our properties are located. Our investment properties will be located in New York City, Philadelphia, and Washington DC. Our business and prospects therefore depend principally on the performance of the property market in these cities and in the US. Any downturn in these real estate markets may therefore adversely affect our performance. We cannot assure you that the demand for properties in these cities and the US will continue to grow or will grow at all. Our financial position and results of operations maybe influenced by fluctuations of supply and demand in the property market. Rising construction costs and delayed construction schedule. There exist general risks inherent in property investment and in the ownership of properties, including rising construction costs, financing not available on favorable terms, construction not completed on schedule or within budget especially as well as the escalation of material prices. These factors, if occurring in certain circumstances, can result in a material adverse effect on our business, results of operations and financial position. Impact of state and federal regulations State and federal regulations could have a material impact on our businesses, financial conditions, results of operations or growth prospects. The Company's business is exposed to different and changing political, social, legal, tax, regulatory and environmental requirements at the state or federal level. Further, new guidelines, directives, policies or measures by governments, whether fiscal, tax, regulatory, environmental or other competitive changes, may lead to an increase in additional or unplanned operating expenses and capital expenditures, increase in market capacity may adversely affect the Company's businesses, financial conditions, results of operations or growth prospects. Changes in interest rates may affect our profitability and results of operations. Changes in interest rates affect our financing costs and, ultimately, our results of operations. We cannot assure you that mortgage rates will not fluctuate or that they will not increase. We cannot assure you that banks or other financial institutions from which we borrow will not raise lending rates for financing the Company in the future. Any increase in these rates will increase our financing cost and could materially and adversely affect our business, financial condition and results of operations. Risks Related to the Securities The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state and other securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you

might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. Investors will not be entitled to any inspection or information rights other than those required by law. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things. Investors who are not U.S. Persons will not receive distributions until the earlier of (a) the time of the sale of the Property or (b) five (5) years. We do not intend to make distributions to non-U.S. Persons until distributions until the earlier of (a) the time of the sale of the Property or (b) five (5) years. We intend to leave undistributed distributions with our transfer agent, but may leave the funds in our bank account. Investors will not be able to expedite or request their distributions early if they are non-U.S. persons, this may reduce the return on investment, or in the event we liquidiate, may foreclose an investors ability to receive distributions. The Manager will receive a disproportionate share of distributions Our Operating Agreement provides that the Manager will have discretion over if and when a distribution of available funds will occur. In addition, the Manager will receive 50% of all distributions after the Members have received distributions in an amount equal to their respective capital contributions as well as a non-compounded preferred return of 8% per annum. Therefore, Members may receive less distributions, and as a result lower returns, than if all distributions were made on a pro-rata basis amongst the Members. The principal security holders have substantial control over the Company and their interests may not be aligned with the interests of the other Shareholders. The interests of the principal security holders may differ from the interests of other Shareholders and they are free to exercise their votes according to their interests. To the extent the interests of the Controlling Shareholders are not aligned with the interests of other Shareholders, the interests of other Shareholders may be disadvantaged and harmed. There is no existing market for the Shares in the public and their market price and liquidity may fluctuate. There was no public market for the Shares. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell or even losing your entire investment. Shareholders' interests in the Company's share capital may be diluted in the future. In order to expand our business, we may consider offering and issuing additional Securities in the future, which may result in a dilution in our net tangible book value or earnings per Units. IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. Transactions with related parties. The Investor should be aware that there might be occasions when the Company may encounter potential conflicts of interest when dealing with affiliate companies of the Company. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the

Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

NYCE Companies, Inc.

- Delaware Corporation
- Organized January 2020
- 6 employees

85 Broad St, 28th Fl
NEW YORK NY 10004

https://www.nycegroup.co/

Business Description

Refer to the NYCE profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

NYCE is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.